Exhibit 99.1

Computation of Ratios of Earnings to Fixed Charges

	Quarter Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	March 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010
Earnings:
Net increase in net assets from operations	$7,672,290	$15,033,594	$17,222,972	$26,125,779	$7,649,544	$(14,288,677)
Income tax expense, including excise tax	-	-	-	-	-	-
Total Earnings before taxes	7,672,290	15,033,594	17,222,972	26,125,779	7,649,544	(14,288,677)
Fixed Charges:
Interest expense	2,967,154	11,538,179	10,116,271	6,976,018	4,588,465	6,921,159
Total fixed charges	$2,967,154	$11,538,179	$10,116,271	$6,976,018	$4,588,465	$6,921,159
Earnings available to cover fixed charges	$10,639,444	$26,571,774	$27,339,243	$33,101,797	$12,238,009	$(7,367,519)
Ratio of earnings to fixed charges	3.59	2.30	2.70	4.75	2.67	(1.06)